Exhibit 4.1

Execution Version

MEREDITH CORPORATION

__________________________________________________________

FIRST AMENDMENT

__________________________________________________________

Re: Note Purchase Agreement

Dated as of August 25, 2005

$50,000,000 6.39% Senior Notes, Series A, Due April 1, 2007

$50,000,000 6.62% Senior Notes, Series B, Due April 1, 2008

FIRST AMENDMENT
TO NOTE PURCHASE AGREEMENT

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT (this "Amendment"), dated as of August 25, 2005, among MEREDITH CORPORATION, an Iowa corporation (the "Company"), and each of the institutions which is a signatory to this Amendment.

W I T N E S S E T H

WHEREAS, the Company issued and sold (i) $50,000,000 in aggregate principal amount of its 6.39% Senior Notes, Series A, due April 1, 2007 (the "Series A Notes") and (ii) $50,000,000 in aggregate principal amount of its 6.62% Senior Notes, Series B, due April 1, 2008 (the "Series B Notes", and together with the Series A Notes, collectively, the "Notes"), pursuant to separate Note Purchase Agreements, each dated as of April 1, 2002, between the Company and the purchasers named in Schedule A thereto, (said Note Purchase Agreements are herein referred to as the "Existing Note Purchase Agreements" and said Note Purchase Agreements as may be amended pursuant to this Amendment and as may be further amended, restated or otherwise modified from time to time, are herein referred to as the "Note Purchase Agreements");

WHEREAS, the entire original aggregate principal amount of the Notes currently remains outstanding and the register kept by the Company for the registration and transfer of the Notes indicates that each of the Persons named in Annex 1 hereto (collectively, the "Noteholders") is currently a holder of Notes in the original principal amount indicated in such Annex;

WHEREAS, the Company has requested that the Noteholders enter into this Amendment in order to amend certain provisions of the Existing Note Purchase Agreements; and

WHEREAS, subject to the terms and conditions hereinafter set forth, the Noteholders have agreed to the Company's request.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

  DEFINED TERMS.

  Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Existing Note Purchase Agreements.

  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

  To induce the Noteholders to enter into this Amendment (which representations and warranties shall survive execution and delivery of this Amendment), the Company represents and warrants to the Noteholders as follows:

  (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa and has all requisite authority to enter into and perform its obligations under this Amendment;

  (b) neither the Company nor any of its Subsidiaries (i) is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in section 1 of the Anti-Terrorism Order or (ii) engages in any dealings or transactions with any such Person, and the Company and its Subsidiaries are in compliance, in all material respects, with the USA Patriot Act. (For purposes of this Section 2(b): "Anti-Terrorism Order" means Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended; and "USA Patriot Act" means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect);

  (c) this Amendment has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation, contract and agreement of the Company, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors' rights generally;

  (d) the Existing Note Purchase Agreements, as amended by this Amendment, constitute the legal, valid and binding obligation, contract and agreement of the Company, enforceable against it in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors' rights generally;

  (e) the execution, delivery and performance by the Company of this Amendment (i) have been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) do not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation or its articles of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any material indenture, agreement or other instrument to which it is a party or by which its properties or assets are or may be bound, or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(3) of this paragraph (e); and

  (f) as of the date hereof and after giving effect to this Amendment, no Default or Event of Default has occurred which is continuing.

  The representations and warranties set forth in this Section 2 are representations and warranties made in connection with the transactions contemplated by the Existing Note Purchase Agreements for purposes of Section 11(e) of the Existing Note Purchase Agreements.

  AMENDMENTS TO EXISTING PURCHASE AGREEMENTS.

  Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment, the Existing Note Purchase Agreements are hereby each amended in the manner specified in Annex 2 to this Amendment (the foregoing referred to herein as the "Amendments");

  Conditions to Effectiveness of Amendments.

  The Amendments shall become effective only upon the date of the satisfaction in full of the following conditions precedent (which date shall be the "First Amendment Effective Date"):

  (a) the Company and the Required Holders shall have duly executed and delivered a counterpart of this Amendment.;

  (b) the representations and warranties set forth in Section 2 of this Amendment shall remain true and correct in all respects as of the First Amendment Effective Date;

  (c) no injunction, writ, restraining order or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein shall have been issued by any Governmental Authority and remain in force; and

  (d) the Company shall have paid the fees and expenses of the Noteholders' special counsel in respect of any invoices received prior to or on the First Amendment Effective Date; provided, however that such payment shall not in any way limit the obligations of the Company as provided in Section 6 of this Amendment.

  NO OTHER MODIFICATIONS; CONFIRMATION.

  All the provisions of the Notes, and, except as expressly amended, modified and supplemented hereby, all the provisions of the Existing Note Purchase Agreements, are and shall remain in full force and effect. As of the First Amendment Effective Date, all references in the Notes and the Existing Note Purchase Agreements to the "Note Purchase Agreements" shall be references to the Note Purchase Agreements, as modified by this Amendment and as hereafter amended, modified or supplemented in accordance with its terms.

  FEES and EXPENSES.

  Without limiting the generality of Section 15 of the Existing Note Purchase Agreements, and whether or not the Amendments become effective, the Company shall promptly pay upon receipt of invoices therefor, all reasonable fees and expenses relating to this Amendment, including, but not limited to, the reasonable fees and disbursements of Bingham McCutchen LLP, special counsel to the Noteholders, and all out-of-pocket expenses of the Noteholders. The obligations of the Company under this Section 6 shall survive the termination of this Amendment.

  MISCELLANEOUS.

    Two or more duplicate originals of this Amendment may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument. This Amendment may be executed in one or more counterparts and shall be effective when at least one counterpart shall have been executed by each party to this Amendment, and each set of counterparts which, collectively, show execution by each such party to this Amendment shall constitute one duplicate original. A complete set of counterparts shall be lodged with the Company and the Noteholders. Delivery of executed counterparts of this Amendment by telecopy or by electronic mail shall be effective as an original.

    THIS AMENDMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PROVISIONS OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

    Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party, and all the promises and agreements contained in this Amendment by or on behalf of the Company and the Noteholders shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

    This Amendment constitutes the final written expression of all of the terms hereof and is a complete and exclusive statement of those terms.

[Remainder of page intentionally left blank; next page is signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

MEREDITH CORPORATION

By:	/s/ Suku V. Radia
Name: Suku V. Radia
Title: Vice President, Chief Financial Officer

The foregoing is hereby
agreed to as of the
date thereof.

Metropolitan Life Insurance Company
By:	/s/ Timothy L. Powell
Name: Timothy L. Powell
Title: Director

The Travelers Insurance Company
By:	Metropolitan Life Insurance Company,
Its Investment Manager
	By:	/s/ Timothy L. Powell
Name: Timothy L. Powell
Title: Director

Principal Life Insurance Company
By:	Principal Global Investors, LLC
A Delaware limited liability company,
Its authorized signatory
	By:	/s/ Colin Pennycooke
Name: Colin Pennycooke
Title: Counsel
	By:	/s/ Christopher J. Henderson
Name: Christopher J. Henderson
Title: Counsel

Principal Life Insurance Company,
One Behalf of One or More Separate Accounts
By:	Principal Global Investors, LLC
A Delaware limited liability company,
Its authorized signatory
	By:	/s/ Colin Pennycooke
Name: Colin Pennycooke
Title: Counsel
	By:	/s/ Christopher J. Henderson
Name: Christopher J. Henderson
Title: Counsel

Mellon Bank, N.A., solely in its capacity as Custodian for Aviva Life-Principal Glob Priv General Account Universal Life (as directed by the Principal Global Investors, LLC), and not in its individual capacity (MAC & CO) - Nominee Name

By:	/s/ Carole Bruno
Name: Carole Bruno
Title: Authorized Signatory
(Aviva Life Insurance Company)

ANNEX 1

NOTEHOLDERS
Name of Current Holder	Series	Original Principal Amount
Metropolitan Life Insurance Company	A	$9,500,000
Metropolitan Life Insurance Company	B	$20,500,000
Principal Life Insurance Company	A	$15,000,000
Principal Life Insurance Company	A	$2,000,000
Principal Life Insurance Company	B	$2,000,000
Principal Life Insurance Company	B	$1,000,000
Principal Life Insurance Company	B	$500,000
Principal Life Insurance Company	B	$500,000
Principal Life Insurance Company	B	$500,000
Principal Life Insurance Company, on Behalf of One or More Separate Accounts	A	$3,000,000
Mac & Co. (Aviva Life Insurance Company)	B	$500,000
TRAL & CO. (The Travelers Insurance Company)	A	$12,500,000
TRAL & CO. (The Travelers Insurance Company)	B	$12,500,000
Teachers Insurance and Annuity Association of America	B	$8,000,000
TIAA-CREF Life Insurance Company	B	$4,000,000
Hartford Life Insurance Company	A	$8,000,000

ANNEX 2

AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENTS

1. Amendments to Section 7.1.

(a) Section 7.1(a) of the Existing Note Purchase Agreements is hereby amended by inserting at the end of such Section, the following provision:

"provided, further, that the Company shall be deemed to have made such delivery of such Form 10-Q if it shall have timely made such Form 10-Q available on "EDGAR" and on its home page on the worldwide web (at the date of this Agreement located at: http//www.meredith.com) and shall have given each holder of Notes prior notice of such availability on EDGAR and on its home page in connection with each delivery (such availability and notice thereof being referred to as "Electronic Delivery");"

(b) Section 7.1(b) of the Existing Note Purchase Agreements is hereby amended by inserting at the end of such Section, the following provision:

"provided, further, that the Company shall be deemed to have made such delivery of such Form 10-K if it shall have timely made Electronic Delivery thereof, in which event the Company shall separately deliver, concurrently with such Electronic Delivery, the certificate required under clause (2) above;"

(c) Section 7.1(g) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(g) Requested Information - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any of its Subsidiaries (including, but without limitation, actual copies of the Company's Form 10-Q and Form 10-K) or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes, including without limitation, such information as is required by SEC Rule 144A under the Securities Act to be delivered to the prospective transferee of the Notes."

2. Amendment to Section 7.2. The introductory paragraph of Section 7.2 of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"Section 7.2. Officer's Certificate. Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth (which, in the case of Electronic Delivery of any such financial statements, shall be by separate concurrent delivery of such certificate to each holder of Notes):"

3. Amendment to Section 10.2. The caption and text of Section 10.2 of the Existing Note Purchase Agreements is hereby deleted and there is substituted therefor "Intentionally Omitted."

4. Amendment to Section 10.3. Section 10.3 of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"Section 10.3 Interest Coverage Ratio. The Company will not at any time permit the ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense for each period of four consecutive fiscal quarters to be less than 2.75 to 1.0."

5. Amendment to Section 10.4(a). Section 10.4(a) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"Section 10.4. Limitations on Debt. (a) The Company will not at any time permit the ratio of (i) Consolidated Total Debt at such time to (ii) Consolidated EBITDA for the period of the four consecutive fiscal quarters then most recently ended to exceed 3.75 to 1.0. The maximum amount of Consolidated Total Debt permitted pursuant to the terms of this Section 10.4(a) is hereafter referred to as "Maximum Permitted Total Debt"."

6. Amendments to Section 10.5.

(a) Section 10.5(c) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(c) Liens (other than any Lien imposed by ERISA) incurred or deposits made in the ordinary course of business (i) in connection with workers' compensation, unemployment insurance and other types of social security or retirement benefits, or (ii) to secure (or to obtain letters of credit that secure) the performance of tenders, statutory obligations, surety bonds, appeal bonds (not in excess of $15,000,000), bids, leases (other than Capital Leases), performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;"

(b) Section 10.5(d) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(d) any attachment or judgment Lien, unless (i) the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay or (ii) the uninsured portion of the judgment such Lien secures, including any portion for which the insurer has not acknowledged responsibility, exceeds $15,000,000;"

7. Amendment to Section 10.6(b)(i). Section 10.6(b)(i) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(i) (1) the sale, lease, transfer or other disposition of assets of a Subsidiary to the Company or another Subsidiary or by the Company to a Wholly-Owned Subsidiary or (2) the sale, lease, transfer or other disposition of assets (valued at net book value) of the Company to another Subsidiary not to exceed in any 12-month period 10% of Consolidated Total Assets as of the last day of the fiscal quarter immediately preceding such sale, lease, transfer or other disposition; or"

8. Amendment to Section 10.9. Section 10.9 of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"Section 10.9. Nature of Business. The Company will not, and will not permit any Subsidiary to, engage in any business if, as a result, the general nature of the business, in which the Company and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which the Company and its Subsidiaries, taken as a whole, are engaged on the date of this Agreement (it being understood that this covenant shall not require the Company to remain in any current business if it remains in one or more current businesses of the Company or its Subsidiaries)."

9. Amendments to Section 11.

(a) Section 11(f) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(f) (i) the Company or any Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least $25,000,000 (or the equivalent in other applicable currencies) beyond any period of grace provided with respect thereto, or (ii) the Company or any Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least $25,000,000 (or the equivalent in other applicable currencies) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), the Company or any Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $25,000,000, (iv) the occurrence of any "Amortization Event" under the Receivables Program which event has not been cured, waived or rescinded, or (v) the Company shall be removed as the "Servicer" under the Receivables Program; or"

(b) Section 11(i) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(i) a final judgment or judgments for the payment of money aggregating in excess of $25,000,000 (or the equivalent in other applicable currencies) are rendered against one or more of the Company and its Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or"

(c) Section 11(j) of the Existing Note Purchase Agreements is hereby amended and restated in its entirety to read as follows:

"(j) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed $25,000,000, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect."

10. Amendments to Schedule B.

(a) The definitions of "Consolidated EBIT", "Consolidated Net Worth", "Existing Properties" and "Incremental Writedowns" appearing in Schedule B of the Existing Note Purchase Agreements are each hereby deleted in their entirety.

(b) The following definitions appearing in Schedule B of the Existing Note Purchase Agreements are hereby amended and restated in their entirety to read as follows:

"Consolidated Interest Expense" means all Interest Expense of the Company and its Subsidiaries for any period after eliminating intercompany items. For purposes of any determination of Consolidated Interest Expense pursuant to this Agreement, the Company shall include, on a pro forma basis, "interest expense" (calculated in a manner consistent with the computation of Interest Expense herein) of any business entity acquired by the Company or any Subsidiary during the four fiscal quarters immediately preceding any determination of Consolidated Interest Expense and, concurrently with such determination, the Company shall furnish to the holders of the Notes audited financial statements or other financial information with respect to such business entity demonstrating to the reasonable satisfaction of the Required Holders the basis for such computations.

"Consolidated Net Income" for any period means the gross revenues of the Company and its Subsidiaries for such period less all expenses and other proper charges (including taxes on income), determined on a consolidated basis after eliminating earnings or losses attributable to outstanding Minority Interests, but excluding in any event:

(a) any gains or losses on the sale or other disposition of investments or fixed or capital assets, and any taxes on such excluded gains and any tax deductions or credits on account of any such excluded losses;

(b) the proceeds of any life insurance policy;

(c) net earnings and losses of any Subsidiary accrued prior to the date it became a Subsidiary;

(d) net earnings and losses of any business entity (other than a Subsidiary), substantially all the assets of which have been acquired in any manner by the Company or any Subsidiary, realized by such business entity prior to the date of such acquisition;

(e) net earnings and losses of any business entity (other than a Subsidiary) with which the Company or a Subsidiary shall have consolidated or which shall have merged into or with the Company or a Subsidiary prior to the date of such consolidation or merger;

(f) net earnings of any business entity (other than a Subsidiary) in which the Company or any Subsidiary has an ownership interest unless such net earnings shall have actually been received by the Company or such Subsidiary in the form of cash distributions;

(g) any portion of the net earnings of any Subsidiary which for any reason is unavailable for payment of dividends to the Company or any other Subsidiary;

(h) (i) earnings resulting from any reappraisal, revaluation or write-up of assets or losses resulting from writedowns of goodwill or other intangibles under Statement of Financial Accounting Standards No. 142 or any successor statement or principle, (ii) losses resulting from any exit or disposal activities under Statement of Financial Accounting Standards No. 146 or any successor statement or principle or (iii) non-cash expenses resulting from equity-based compensation;

(i) any deferred or other credit representing any excess of the equity in any Subsidiary at the date of acquisition thereof over the amount invested in such Subsidiary;

(j) any gain arising from the acquisition of any Securities of the Company or any Subsidiary;

(k) any reversal of any contingency reserve, except to the extent that provision for such contingency reserve shall have been made from income arising during such period; and

(l) any other extraordinary or nonrecurring gain or loss.

For purposes of any determination of Consolidated Net Income pursuant to this Agreement and notwithstanding clause (d) of this definition, the Company may include, on a pro forma basis, "net income" (calculated in a manner consistent with the computation of Consolidated Net Income herein) earned by any business entity acquired (or whose assets have been acquired) by the Company or any Subsidiary during the four fiscal quarters immediately preceding any determination of Consolidated Net Income, provided that there shall be a reasonable basis for the computation of such "net income" and, concurrently with such determination, the Company shall have furnished to the holders of the Notes audited financial statements or other financial information with respect to such business entity (or such acquired assets) demonstrating to the reasonable satisfaction of the Required Holders the basis for such computations.

"Material Subsidiary" means any Subsidiary if: (i) the portion of Consolidated Net Income which was contributed by such Subsidiary during the immediately preceding fiscal year of the Company exceeds 10% of Consolidated Net Income or (ii) the portion of consolidated operating profit, as determined in accordance with GAAP, which was contributed by such Subsidiary during the immediately preceding fiscal year of the Company exceeds 10% of such consolidated operating profit or (iii) the assets of such Subsidiary as at the end of the immediately preceding fiscal year of the Company exceeds 10% of Consolidated Total Assets.

(c) The following new definition is hereby added to Schedule B of the Existing Note Purchase Agreements to appear in its proper alphabetical order:

"Electronic Delivery" is defined in Section 7.1(a).